Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EXPIRATION AND FINAL SETTLEMENT OF

ITS TENDER OFFER FOR CERTAIN SENIOR SECURED NOTES

MONTERREY, MEXICO, OCTOBER 2, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the expiration of its previously announced cash tender offer (the “Tender Offer”) to purchase up to U.S.$1,175 million of the 9.000% Senior Secured Notes due 2018 (the “2018 Notes”) issued by CEMEX and the 9.250% Senior Secured Notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”) issued by CEMEX España, S.A., acting through its Luxembourg Branch. The Tender Offer expired at 11:59 p.m., New York City time, on October 1, 2014 (the “Expiration Date”). CEMEX has been advised by the tender agent that as of the Expiration Date, a total of U.S.$592,670,000 of 2018 Notes and U.S.$365,221,000 of 2020 Notes had been validly tendered in the Tender Offer, including U.S.$592,470,000 of validly tendered 2018 Notes and U.S.$365,146,000 of validly tendered 2020 Notes purchased by CEMEX on the early settlement date of September 18, 2014. CEMEX intends to accept all U.S.$200,000 additional 2018 Notes and U.S.$75,000 additional 2020 Notes validly tendered since 5:00 p.m., New York City time, on September 17, 2014 (the “Early Tender Date”) and at or prior to the Expiration Date. Following completion of the Tender Offer, U.S.$574,483,000 principal amount of 2018 Notes and U.S.$230,622,000 principal amount of 2020 Notes are expected to remain outstanding.

Holders of the additional 2018 Notes that validly tendered after the Early Tender Date and at or prior to the Expiration Date are entitled to receive U.S.$1,040.00 per U.S.$1,000 principal amount of 2018 Notes accepted for purchase. Holders of the additional 2020 Notes that validly tendered after the Early Tender Date and at or prior to the Expiration Date are entitled to receive U.S.$1,068.75 per U.S.$1,000 principal amount of 2020 Notes accepted for purchase. The final settlement date on which CEMEX will make payment for such additional Notes is expected to be October 2, 2014 (the “Final Settlement Date”). Holders will also receive accrued and unpaid interest on such additional Notes from the last interest payment date to, but not including, the Final Settlement Date.

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as Dealer Managers for the Tender Offer. D.F. King & Co., Inc. acted as Information Agent and Tender Agent for the Tender Offer.

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer was made pursuant to an offer to purchase and related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.